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                          January 24, 2024

       Anna Knapman-Scott
       Secretary
       Brookfield Reinsurance Ltd., et al.
       Ideation House, First Floor
       94 Pitts Bay Road, Pembroke, Bermuda HM08

       Swati Mandava
       Managing Director, Legal & Regulatory
       Brookfield Corporation
       181 Bay Street, Suite 100
       Toronto, Ontario, Canada M5J 2T3

                                                        Re: Brookfield
Reinsurance Ltd., et al.
                                                            Registration
Statement on Form F-3
                                                            Filed January 17,
2024
                                                            File No. 333-276533

       Dear Anna Knapman-Scott:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Joy Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Mile T. Kurta, Esq.